[redacted]

14047667

NW 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAROLD DANCE [redacted] Harold W Dance Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 NORTH MAIN STREET
(No. and Street)

LOGAN (City) UT (State) 84321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN F. NEELEY 435-752-8484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES SIMKINS LLC
(Name – *if individual, state last, first, middle name*)

1011 WEST 400 NORTH, SUITE 100 (Address) LOGAN (City) UT (State) 84321 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN F. NEELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAROLD DANCE INVESTMENTS, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen F. Neeley

Signature

PRESIDENT

Title

(SEE BELOW)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF Utah)
) ss
COUNTY OF Cache)

SUBSCRIBED AND SWORN TO BEFORE ME ON THIS 26th DAY OF February, 2014

BY Stephen F. Neeley.

WITNESS MY HAND AND OFFICIAL SEAL.

NOTARY PUBLIC
CORRINE MENDELKOW
605839
COMMISSION EXPIRES
FEBRUARY 27, 2015
STATE OF UTAH

Corrine Mendelkow

NOTARY PUBLIC MY COMMISSION EXPIRES: 02/27/2015

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2013 and 2012



JONES P.C. SIMKINS
Certified Public Accountants

HARORD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2013 and 2012

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
INDEX TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

JONES
SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84321
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Harold W. Dance, Inc.
DBA Harold Dance Investments

Report on the Financial Statements

We have audited the accompanying financial statements of Harold W. Dance, Inc. DBA Harold Dance Investments (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness

of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold W. Dance, Inc. DBA Harold Dance Investments as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 26, 2014

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS		2013	2012
Cash	$	189,957	160,737
Cash segregated under federal and other regulations		4,000	4,000
Securities owned:			
Money market funds		74,269	64,425
Mutual funds		426,288	355,494
Commissions receivable		88,636	78,288
Prepaid expenses		881	-
Equipment, net of accumulated depreciation of $15,093 and 15,093, respectively		-	-
Total assets	$	784,031	662,944

LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Accounts payable	$	185,557	57,039
Total liabilities		185,557	57,039
Stockholders' equity:			
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding		1,000	1,000
Additional paid-in capital		299,000	299,000
Retained earnings		298,474	305,905
Total stockholders' equity		598,474	605,905
Total liabilities and stockholders' equity	$	784,031	662,944

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF INCOME
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions	$ 1,260,298	1,087,562
Investment advisory fees	84,632	82,251
Realized and unrealized gains, net	84,446	42,242
Interest and dividends	6,978	5,910
Total revenues	1,436,354	1,217,965
Expenses:		
Employee compensation and benefits	1,332,272	1,006,187
Regulatory fees and expenses	8,304	9,191
Other general and administrative expenses	73,209	67,315
Total expenses	1,413,785	1,082,693
Net income	$ 22,569	135,272

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2012	1,000	$ 1,000	$ 299,000	$ 220,633	$ 520,633
Stockholder distributions	-	-	-	(50,000)	(50,000)
Net income	-	-	-	135,272	135,272
Balance at December 31, 2012	1,000	1,000	299,000	305,905	605,905
Stockholder distributions	-	-	-	(30,000)	(30,000)
Net income	-	-	-	22,569	22,569
Balance at December 31, 2013	1,000	$ 1,000	$ 299,000	$ 298,474	$ 598,474

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 22,569	135,272
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	-	6,546
Increase in:		
Securities owned	(80,638)	(10,935)
Commissions receivable	(10,348)	(17,352)
Prepaid expenses	(881)	-
Increase in accounts payable	128,518	22,264
Net cash provided by operating activities	59,220	135,795
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Shareholder distributions paid	(30,000)	(50,000)
Net cash used in financing activities	(30,000)	(50,000)
Net increase in cash	29,220	85,795
Cash, beginning of year	164,737	78,942
Cash, end of year	$ 193,957	164,737
Presented in the financial statements as:		
Cash	$ 189,957	160,737
Cash segregated under federal and other regulations	4,000	4,000
Cash, end of year	$ 193,957	164,737

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a Registered Investment Advisor ("RIA") and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Utah Corporation conducting business primarily in Northern Utah. The Company offers investment advisory services and agency transactions in mutual funds and annuities.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $250,000 for cash. The Company's mutual fund investments are concentrated within a few large fund groups. The Company reviews, as necessary, the financial standing of these funds. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Securities Owned

The Company classifies its securities owned as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized and unrealized gains and losses, determined using the specific identification method, are included in operations.

Commissions Receivable

Commissions receivable are amounts due from mutual fund companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the mutual fund companies.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Equipment

Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Revenue Recognition

The Company invests in mutual funds and these transactions are recorded on the trade date, as if they had settled. Commissions earned on mutual fund sales and any related expenses are also recorded on a trade-date basis.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholders report their proportionate shares of corporate taxable income on their individual tax returns.

In accordance with ASC 740, Income Taxes, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Tax years 2010, 2011, and 2012 remain open to examination by the U.S. Internal Revenue Service and by state taxing authorities.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business. Money market funds are classified as securities owned.

Use of Estimates in the Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 2 – Cash Segregated Under Federal and Other Regulations

The Company has established a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company maintained a minimum balance in the account of $4,000.

Note 3 – Securities Owned

Securities owned in the form of mutual funds are recorded at fair market value and consist of the following:

	2013	2012
Mutual funds, at cost	$ 287,338	291,732
Unrealized holding gain	138,950	63,762
Mutual funds, at fair value	$ 426,288	355,494

Note 4 – Fair Value Measurements

The Company's investments are reported at fair value in the accompanying statements of financial position. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 – Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

Note 4 – Fair Value Measurements (continued)

The following tables provide financial assets carried at fair value:

	December 31, 2013		
	Level 1	Level 2 & 3	Total
Mutual funds - large blend	$ 272,273	-	272,273
Mutual funds - balanced	154,015	-	154,015
Money market funds	74,269	-	74,269
	$ 500,557	-	500,557

	December 31, 2012		
	Level 1	Level 2 & 3	Total
Mutual funds - large blend	$ 213,648	-	213,648
Mutual funds - bonds	141,846	-	141,846
Money market funds	64,425	-	64,425
	$ 419,919	-	419,919

The fair value of the mutual funds and money market funds is based on the quoted net asset value or unit cost of the shares held by the Company at year-end.

Note 5 – Supplemental Cash Flow Information

During the years ended December 31, 2013 and 2012, the Company paid no interest.

Note 6 – Related Party Transactions

The Company rents its operating space from HRD Partnership, Ltd under a month-to-month agreement. Certain shareholders of the Company are the owners of the partnership. During the years ended December 31, 2013 and 2012, the Company paid $12,000 and $12,000, respectively, for rent expense.

During the years ended December 31, 2013 and 2012, the Company received $5,000 and $5,000, respectively, from Dance Insurance, Inc. as a management fee for services rendered. Shareholders of the Company are also shareholders of Dance Insurance, Inc.

Note 7 – Defined Contribution Plan

The Company sponsors a Simplified Employee Pension Plan (SEP) that covers all employees after one year of employment. Contributions are made at the discretion of the Board of Directors. For the years ending December 31, 2013 and 2012, the Company's contributions to the SEP plan were $232,301 and $52,112, respectively.

Note 8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2013 and 2012, the Company's minimum net capital requirement was $25,000.

Note 9 – Subsequent Events

The Company evaluated its December 31, 2013 financial statements for subsequent events through February 26, 2014, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Net Capital:	
Total ownership equity	$ 598,474
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	598,474
Additions for subordinated liabilities and other credits	-
Total capital and allowable subordinated liabilities	598,474
Deductions and/or charges:	
Non-allowable assets	(89,617)
Other deductions (fidelity bond deductible adjustment)	(15,000)
Other additions	-
Net capital before haircuts on securities positions	493,857
Haircuts on securities:	
Liquid asset funds (2%)	(1,485)
Other securities (mutual funds 15%)	(63,943)
Net Capital	$ 428,429
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 25,000
Excess net capital	$ 403,429
Excess net capital at 1000% (Net capital - 10% of Aggregate Indebtedness)	$ 409,873
Computation of Aggregate Indebtedness:	
Total liabilities from Statement of Financial Condition	$ 185,557
Ratio of aggregate indebtedness to net capital	$ 0.433
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2013 as amended on February 24, 2014):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 428,429
Reconciling items	-
Net capital per above	$ 428,429

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer, who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and their customers through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of the Company." Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84321
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of
Harold W. Dance, Inc.
DBA Harold Dance Investments

In planning and performing our audit of the financial statements of Harold W. Dance, Inc. DBA Harold Dance Investments (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 26, 2014


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JONES SIMKINS
Certified Public Accountants

Providing Guidance with Insight & Integrity

6715 South 1300 East, Suite 250, Salt Lake City, UT 84121 • P: 801.561.6026 • F: 801.561.2023
1011 West 400 North, Suite 100, Logan, UT 84321 • P: 435.752.1510 • F: 435.752.4878 • www.jones-simkins.com